

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2017

T. Greenlee Flanagin
President
Security Land & Development Corporation
2816 Broad Street, 7th Floor
Augusta, GA 30901

>   **Re: Security Land & Development Corporation**
>   **Schedule TO-I/A and Schedule 13E-3/A filed April 21, 2017**
>   **Schedule 14D-9 filed April 21, 2017**
>   **File No. 005-44752**

Dear Mr. Flanagin:

We have reviewed your amended filing and have the following additional comments:

Schedule 13E-3/A and Schedule TO-I/A

Alternatives, page 4

1. Explain why you believe the AB Offer, or that hedge fund becoming a shareholder as a result of that offer, could result in litigation with the Company that could be detrimental to the Company.

Section 10. Conditions of the Offer

2. It appears that the offer condition listed in subparagraph (10) of the original Offer to Purchase is triggered by the AB Offer. Revise to state that you are (apparently) waiving that condition, or advise.

Schedule 14D-9 – Item 4. The Solicitation or Recommendation, page 2

3. In the first paragraph in this section you state: "[T]he Company recommends that stockholders reject the AB Tender Offer and not tender their shares … to the AB Offer to Purchase. If a stockholder desires to tender any shares, the Company recommends that the stockholder accept the higher price in the Company Offer." Please reconcile this recommendation with the statement that the Company makes no recommendation "as to whether any stockholder should tender or refrain from tendering shares." Similar statements appear in the subsection (b) as well.

Please contact me at (202) 551-3263 with any questions about this letter.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark S. Burgreen, Esq. (via email)